

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 4, 2009

Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer
Systemax, Inc.
11 Harbor Park Drive
Port Washington, New York 11050

      Re: **Systemax, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 18, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed April 30, 2009
               File No. 001-13792

Dear Mr. Reinhold:

      We have reviewed your response letter dated October 19, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

1. We note your response to comment three from our letter dated September 15, 2009. We remind you that if management is aware that certain reportable segments are contributing in a materially disproportionate way to your profitability, or if certain reportable segments are exhibiting trends by becoming more or less profitable over time, you have an obligation to disclose and analyze such information as part of 1) providing a view of the company through the eyes of management, 2) providing appropriate context within which your results can be analyzed, and 3) providing your investors with enough insight into the potential

variability of your results that they can ascertain the likelihood that past performance is indicative of future performance. While your proposed revision would disclose in general terms the differences in the underlying factors that drive results of your segments and result in different margins for each segment, your proposed revision does not address the specific circumstances that led to the changes in operating margin for each segment from 2006 to 2007 and from 2007 to 2008 as seen in your segment footnote, nor does it specifically address your corporate and other expenses as part of reconciling your segmental results to your consolidated results. For example, we note that your Industrial Products segment has seen a more rapid increase in operating margin over this three year period than your Technology Products segment, which does not appear to be explained in your current disclosures, and we also note that the decrease in operating margin at the consolidated level from 2007 to 2008 appears to actually be comprised of steady or increasing operating margins at the segmental level that were more than offset by increases in your corporate and other expenses, which does not appear to be explained in your current disclosures. Based on the above, it appears to us that you should provide a segmental analysis of results of operations below net revenues to provide the appropriate analysis and context to your readers. Either confirm to us that you will provide in future filings a segmental analysis of the measure used by your Chief Operating Decision Maker, i.e. operating income, for each reportable segment and for your corporate and other category, or provide us with a detailed explanation of how your current and proposed disclosures meet the guidelines of Item 303 of Regulation S-K and our Release 33-8350.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 14

2. In response to comment seven of our September 15, 2009 letter you state that Mr. Fiorentino's bonus, or non-equity plan grant, was made "pursuant to a pre-established EBITDA formula arrangement." Please disclose this formula. Refer to Item 402(b)(1)(v) of Regulation S-K.

2009 Named Executive Officer Cash Bonus Plan, page 18

3. We reissue, in part, comment 10 of our September 15, 2009 letter. We note that you disclosed how you intend to allocate awards between short- and long-term achievements and the multiple of salary you intend to use, but you did not disclose why you chose these allocation percentages and salary multiples. Please revise.

*   *   *

   You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or in his absence, Jennifer Thompson, Legal Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director